                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     ------------

                                     SCHEDULE 13D
                                    (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
                1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                                 (AMENDMENT NO. 1)(1)

                              QLT PHOTOTHERAPEUTICS INC.
                              --------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                            ------------------------------
                            (Title of Class of Securities)

                                     746927 10 2
                                    --------------
                                    (CUSIP Number)

                                   Marc Schneidman
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (312) 263-7777
                  -------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  November 30, 1998
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)


_________________

1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 746927 10 2                13D                   Page 2 of 7 Pages


   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              BIOTECHNOLOGY VALUE FUND, L.P.


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /X/    (b) / /

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

              WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    / /
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF        8    SHARED VOTING POWER
      SHARES                   649,050
   BENEFICIALLY
     OWNED BY        9    SOLE DISPOSITIVE POWER
       EACH                    -0-
    REPORTING
   PERSON WITH       10   SHARED DISPOSITIVE POWER
                               649,050

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              649,050

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.4%

   14    TYPE OF REPORTING PERSON*

              PN

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 746927 10 2                13D                   Page 3 of 7 Pages

    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              BVF PARTNERS L.P.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/  (b) / /

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

              OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF        8    SHARED VOTING POWER
      SHARES                   1,309,800
   BENEFICIALLY
  OWNED BY EACH      9    SOLE DISPOSITIVE POWER
    REPORTING                  -0-
   PERSON WITH
                     10   SHARED DISPOSITIVE POWER
                               1,309,800

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,309,800

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.9%

   14    TYPE OF REPORTING PERSON*

              PN


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 746927 10 2                13D                   Page 4 of 7 Pages

    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              BVF INC.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/  (b) / /

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

              WC, OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF        8    SHARED VOTING POWER
      SHARES                   1,309,800
   BENEFICIALLY
  OWNED BY EACH      9    SOLE DISPOSITIVE POWER
    REPORTING                  -0-
   PERSON WITH
                     10   SHARED DISPOSITIVE POWER
                               1,309,800

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,309,800

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.9%

   14    TYPE OF REPORTING PERSON*

              IA, CO


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 746927 10 2                13D                   Page 5 of 7 Pages


     Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D dated September 1, 1998, (as so amended, the "Statement"), is filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock (the "Stock") of QLT Phototherapeutics Inc., a Delaware corporation ("QLT").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since October 1, 1998, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 33,000 shares of the Stock for an aggregate consideration of $382,665.27, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners, and sold on behalf of such limited partnership an aggregate number of 203,900 shares of the Stock for an aggregate consideration of $3,321,034.34. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 21,500 shares of the Stock for an aggregate consideration of $270,845.85, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts, and has sold on behalf of such managed accounts an aggregate number of 311,500 shares of the Stock for an aggregate consideration of $5,335,010.16.

     This Amendment is also being filed to report purchases that inadvertently were unreported on the Schedule 13G filed on August 27, 1998. On July 7, 1998, Partners, in its capacity as general partner of BVF, purchased on behalf of such limited partnership call options for an aggregate number of 92,000 shares of Stock for an aggregate consideration of $266,800.00, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, purchased on behalf of such managed accounts call options for an aggregate number of 108,000 shares of the Stock for an aggregate consideration of $313,200.00, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts. On August 12, 1998, Partners, in its capacity as general partner of BVF, purchased on behalf of such limited partnership an aggregate number of 35,000 shares of the Stock for an aggregate consideration of $544,502.00, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, purchased on behalf of such managed accounts an aggregate number of 30,000 shares of the Stock for an aggregate consideration of $466,716.00, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts.

CUSIP NO. 746927 10 2                13D                   Page 6 of 7 Pages

The purchases referred to herein were made for investment purposes only and not for the purpose of or with the effect of changing or influencing the control of QLT.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 649,050 shares of the Stock, Partners beneficially owns 1,309,800 shares of the Stock, and BVF Inc. beneficially owns 1,309,800 shares of the Stock, approximately 2.4%, 4.9% and 4.9%, respectively, of the aggregate number of shares outstanding as of November 30, 1998 (as verified by QLT).

     (b) BVF shares voting and dispositive power over the 649,050 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,309,800 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) No transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

     (e) As of November 30, 1998, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Stock.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the past sixty (60) days.

CUSIP NO. 746927 10 2                13D                   Page 7 of 7 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 1998.

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ MARK N. LAMPERT
                    -------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ MARK N. LAMPERT
               -------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ MARK N. LAMPERT
          -------------------
          Mark N. Lampert
          President

                                      EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING

     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  December 3, 1998.

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ MARK N. LAMPERT
                    -------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ MARK N. LAMPERT
               -------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ MARK N. LAMPERT
          -------------------
          Mark N. Lampert
          President

                                      EXHIBIT B

                  TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                              DURING THE PAST SIXTY DAYS

                              For the                     Price per
Trade Date       By         Account of       Quantity       Share       Type of Trade       Broker
----------       --         ----------       --------     ---------     -------------       ------
 10/02/98       BVF          Partners          27,700      $11.3550        Purchase           NBSI
 10/02/98       ILL10        Partners           3,000      $11.3550        Purchase           NBSI
 10/02/98       PAL          Partners           2,000      $11.3550        Purchase           NBSI
 10/02/98       ZPG          Partners           1,000      $11.3550        Purchase           NBSI
 10/02/98       BVF Ltd.     Partners          10,000      $11.3550        Purchase           NBSI
 10/05/98       BVF          Partners           2,300      $11.0389        Purchase           INET
 10/05/98       ILL10        Partners           1,000      $11.0389        Purchase           INET
 10/05/98       BVF Ltd.     Partners           2,000      $11.0389        Purchase           INET
 10/16/98       BVF          Partners           2,000      $13.0625        Purchase           INET
 10/16/98       BVF Ltd.     Partners           2,000      $13.0625        Purchase           INET
 10/27/98       BVF          Partners        (20,000)      $15.2380        Sale               NBSI
 10/27/98       ILL10        Partners         (6,000)      $15.2380        Sale               NBSI
 10/27/98       PAL          Partners         (2,000)      $15.2380        Sale               NBSI
 10/27/98       ZPG          Partners         (1,400)      $15.2380        Sale               NBSI
 10/27/98       BVF Ltd.     Partners        (20,600)      $15.2380        Sale               NBSI
 11/01/98       BVF          Partners        (20,000)      $15.1800        Sale               NBSI
 11/01/98       ILL10        Partners        (10,000)      $15.1800        Sale               NBSI
 11/01/98       PAL          Partners         (3,000)      $15.1800        Sale               NBSI
 11/01/98       ZPG          Partners         (2,000)      $15.1800        Sale               NBSI
 11/01/98       BVF Ltd.     Partners        (15,000)      $15.1800        Sale               NBSI
 11/04/98       ILL10        Partners         (3,500)      $17.5000        Sale               INET
 11/04/98       BVF Ltd.     Partners         (3,000)      $17.5000        Sale               INET
 11/06/98       BVF          Partners        (40,000)      $17.5432        Sale               NBSI
 11/06/98       ILL10        Partners         (7,000)      $17.5432        Sale               NBSI
 11/06/98       BVF Ltd.     Partners        (20,000)      $17.5432        Sale               NBSI
 11/16/98       BVF          Partners           1,000      $16.4583        Purchase           INET
 11/16/98       BVF Ltd.     Partners             500      $16.4583        Purchase           INET

                              For the                     Price per
Trade Date       By         Account of       Quantity       Share       Type of Trade       Broker
----------       --         ----------       --------     ---------     -------------       ------
 11/20/98       PAL          Partners         (2,800)      $17.0670        Sale               INET
 11/23/98       BVF          Partners         (3,000)      $17.1250        Sale               INET
 11/24/98       BVF          Partners        (27,400)      $16.1361        Sale               NBSI
 11/24/98       ILL10        Partners         (5,000)      $16.1361        Sale               NBSI
 11/24/98       PAL          Partners         (5,000)      $16.1361        Sale               NBSI
 11/24/98       ZPG          Partners         (3,000)      $16.1361        Sale               NBSI
 11/24/98       BVF Ltd.     Partners        (24,000)      $16.1361        Sale               NBSI
 11/24/98       BVF          Partners         (6,000)      $16.4091        Sale               INET
 11/24/98       BVF Ltd.     Partners         (5,000)      $16.4091        Sale               INET
 11/25/98       BVF          Partners        (23,800)      $16.4842        Sale               INET
 11/25/98       PAL          Partners        (10,000)      $16.3056        Sale               NBSI
 11/25/98       ZPG          Partners         (5,000)      $16.3056        Sale               NBSI
 11/25/98       BVF Ltd.     Partners        (22,600)      $16.3056        Sale               NBSI
 11/30/98       BVF          Partners        (63,700)      $16.1329        Sale               NBSI
 11/30/98       ILL10        Partners        (15,000)      $16.1329        Sale               NBSI
 11/30/98       PAL          Partners        (10,000)      $16.1329        Sale               NBSI
 11/30/98       BVF Ltd.     Partners       (120,000)      $16.1329        Sale               NBSI

     INET      =    Instinet
     NBSI      =    Nesbitt Burns